Schedule 13D
Amendment #9

Issuer:  The Liposome Company, Inc.

Series A Common Stock

CUSIP Number: 53610105

Person authorized to receive notices and communications:

Mark VanDevelde, Ross Financial Corporation
 P.O. Box 31363-SMB
 Mirco Commerce Centre
 Cayman Islands B.W.I.
 (345) 949-7950

Date of event which requires filing: July 22, 1997

Name of Reporting Person
Kenneth B. Dart

Source of Funds
None

Citizenship or Place of Organization
Belize

Sole Voting Power
Zero

Shared Voting Power
8,944,346 shares

Sole Dispositive Power
Zero

Shared Dispositive Power
8,944,346 shares

Aggregate Amount Beneficially Owned By Each Reporting Person

8,944,346 shares   These shares are beneficially owned by Ross
                   Financial Corporation as to which Kenneth B.
                   Dart is the 100% shareholder.

Percent of Class Represented by Amount
22.58%

Type of Reporting Person
 IN-Individual


Name of Reporting Person
Ross Financial Corporation

Source of Funds
WC-Working Capital
OO-Margin Borrowing

Citizenship or Place of Organization
Cayman Islands

Sole Voting Power
Zero

Shared Voting Power
8,944,346 shares

Sole Dispositive Power
Zero

Shared Dispositive Power
8,944,346 shares

Aggregate Amount Beneficially Owned By Each Reporting Person

8,944,346 shares   These shares are beneficially owned by Kenneth
                   B. Dart who is the 100% shareholder.

Percent of Class Represented by Amount
23.91%

Type of Reporting Person
CO-Corporation


JOINT STATEMENT

ITEM 1.           SECURITY AND ISSUER

This statement relates to the shares of Series A voting common stock (the "Common Stock"), of The Liposome Company, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at One Research Way, Princeton Forrestal Center, Princeton, New Jersey, 08540.

ITEM 2.           IDENTITY AND BACKGROUND

(A) - (F)

A.  Kenneth B. Dart

(1) Business Address
    P.O. Box 31300-SMB, Grand Cayman
    Cayman Islands, B.W.I.

(2) Principal Employment: President of the following corporation:

  (a) Dart Container Corporation
      P.O. Box 31372-SMB
      Grand Cayman, Cayman Islands, B.W.I. *

* The principal business activity is the manufacture, sale, and recycling of polystyrene cups and plastic cutlery and dinnerware.

(3) This reporting person has not during the last five years,
(i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgement, decree, or final order enjoining future violations of, or prohibiting activities subject o, federal or state securities laws or finding any violation of such laws.

(4) Citizenship
    Belize

B. Ross Financial Corporation

(1) Country of Organization
    Cayman Islands

(2) Principal Business
    Investment in securities

(3) Address of Principal Business
    P.O. Box 31363-SMB
    Grand Cayman, Cayman Islands, B.W.I.

(4) Address of Principal Office:
    P.O. Box 31363-SMB
    Grand Cayman, Cayman Islands, B.W. I.

(5) Name and address of all members of the Board of Directors

    Kenneth B. Dart
    P.O. Box 31363-SMB
    Grand Cayman, Cayman Islands, B.W.I.

(6) Name and address of all officers:

    Kenneth B. Dart                President/Treasurer
    P.O. Box 31363-SMB
    Grand Cayman, Cayman Islands, B.W.I.

    Mark VanDevelde                Secretary
    P.O. Box 31363-SMB
    Grand Cayman, Cayman Islands, B.W.I.

    Foreshore Corporate Services   Assistant Secretary
    P.O. Box 1994
    Grand Cayman, Cayman Islands, B.W.I.

(7) Neither this reporting person, nor, to the best of its knowledge, any of its directors and executive officers listed above has, during the last five years, (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgement, decree or final order enjoining future violations of , or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

A. Kenneth B. Dart

Kenneth B. Dart has purchased no shares of Common Stock for his own account but may be deemed to have purchased the shares of Common Stock purchased by Ross Financial Corporation.

B. Ross Financial Corporation

Ross Financial Corporation has purchased an additional 425,000 shares of Common Stock for total consideration (including brokerage commission) of approximately $3,433,750.
Ross Financial Corporation acquired shares of Common Stock by using funds from its working capital account and margin borrowing from its account with Bear, Stearns & Co., Inc.

ITEM 4. PURPOSE OF TRANSACTION

The purpose of the acquisition of Common Stock of each reporting person is long-term passive investment. Each reporting person intends to acquire additional Common Stock of the issuer, subject to the availability of such stock at prices deemed attractive by each of the respective reporting person.
However, each reporting person may determine to dispose of some or all of its respective holdings. Other than as set forth herein, each reporting person has no plans or proposals which relate to or would result in any of the actions specified in
Item 4 of Form 13D promulgated by the Securities and Exchange
Commission.

ITEM 5. INTEREST IN SECURITIES OF ISSUER

(A) - (B)

A. The information contained in the cover pages to this
Schedule 13D is incorporated herein by reference.

B. As of July 25, 1997, the Reporting Persons owned the following shares of Common Stock.

(1) By virtue of his status as the sole shareholder of Ross
    Financial Corporation, Kenneth B. Dart, for purposes of this Schedule 13D, may be deemed to be a beneficial owner of all of the shares of Common Stock owned by Ross
    Financial Corporation.

(2) Ross Financial Corporation is the direct owner of 8,944,346 shares of Common Stock. The 8,944,346 shares represent approximately 23.91% of the 37,415,721 shares of Common Stock outstanding as of July 22, 1997, as reported by an official of the Company per a telephone conversation on July 22, 1997 (the "Outstanding Shares").

(3) After netting out the shares held by more than one person, the Reporting Persons herein have beneficial ownership of an aggregate of 8,944,346 shares of Common Stock representing
    23.91% of the Outstanding Shares.

(c) See Exhibit A attached hereto, and which is incorporated herein by reference. All of the transactions on Exhibit A were affected on NASDAQ.

(d) No other person is known to have the right or power to direct the receipt of dividends of the proceeds from the sale of shares of Common Stock.

(e) Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR
        RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Kenneth B. Dart is the sole shareholder of Ross Financial
Corporation. The Agreement among the Reporting Persons with respect to the filing of this Amendment 9 is incorporated by reference.

ITEM 7. MATERIAL TO BE FILED WITH EXHIBITS

The following Exhibits are filed herewith.

A. Schedule of Transactions of the voting Common Stock of the Issuer.

B. Agreement among the reporting person with respect to the filing of the Schedule 13D and any amendments thereto.

After reasonable inquiry and to the best of our knowledge and belief, we each certify that the information set forth in this statement is true, complete and correct. This statement may be executed in two (2) or more counter parts, each of which shall be deemed an original and all of which shall constitute one (1) instrument.


ROSS FINANCIAL CORPORATION


BY:      KENNETH B. DART, President
         July 25, 1997

AND

KENNETH B. DART
July 25, 1997


EXHIBIT A

 TRADE    QUANTITY   PRICE        COST     COMMISSION  TOTAL COST
 DATE

7/23/97     50,000   7.9375     396,875.00   2,500     399,375.00
7/23/97    150,000   8.0000   1,200,000.00   7,500   1,207,500.00
7/23/97    165,000   7.8750   1,299,375.00   8,250   1,307,635.00
7/24/97     60,000   8.0000     480,000.00   3,000     483,000.00
7/22/97     70,000   8.1250     568,750.00   3,500     572,250.00

TOTALS     495,000            3,945,000.00  24,750   3,969,750.00

  ALL TRANSACTIONS REPORTED ON THIS EXHIBIT WERE EFFECTED
  ON NASDAQ.


EXHIBIT B


This will confirm the agreement by and among all of the undersigned that the reports on Schedule 13D filed on or about April 10, 1997 and any amendments thereto with respect to the beneficial ownership of the undersigned of the shares of Series A voting Common Stock, of The Liposome Company, Inc., a Delaware corporation was, and are being, filed on behalf of each of the parties named below. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.


ROSS FINANCIAL CORPORATION

BY:      KENNETH B. DART, President
         July 25, 1997

AND

KENNETH B. DART
July 25, 1997